Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110



May 1, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
     Attn.: Mr. John Ganley

         Re:      Accessor Funds, Inc. (File Nos. 33-41245 and 811-3313)

Dear Mr. Ganley:


         On behalf of our client, Accessor Funds, Inc. (the "Registrant" or the "Accessor Funds"), we are hereby filing Post-Effective Amendment No. 40 to the Registrant's registration statement on Form N-1A under the Securities Act of 1933 (the "Registration Statement") (the "1933 Act") and Amendment No. 44 under the Investment Company Act of 1940, as amended (the "Amendment") with the Securities and Exchange Commission (the "Commission").


         The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act, and is to be effective on April 30, 2006, for the purpose of making certain non-material changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

         In addition, the filing responds to the comments we received from you on April 20, 2006 regarding Post -Effective Amendment No. 38 to the Registration Statement. Below are your comments regarding the Registration Statement and the Registrant's responses thereto.


     A. Prospectuses - Principal Investment Strategies, Principal Investment Risks and Performance

           The following comments apply to the Principal Investment Strategies, Principal Investment Risks and Performance sections of the Funds'
           Prospectuses:

           1. Comment: In the description of the principal investment strategies of the Growth Fund, it states that the "underlying assumption of INTECH's investment process is that large cap markets are efficient in the sense that stock prices tend to reach equilibrium fairly quickly." This implies that the Growth Fund invests primarily in large cap securities. Please provide a clear statement of the Growth Fund's investment strategy with respect to market capitalization. For example, state that "the Growth Fund invests primarily in large cap securities", if that is the case, and define "large cap securities". Alternatively, if the Growth Fund invests in securities without regard to their market capitalization, include a statement to that effect.

               Response: The Registrant has amended the Principal Investment Strategies section to include the following statements:

                      "MARKET CAPITALIZATION: The Growth Fund may invest in securities without regard to their market capitalization. The Fund does, however, generally invest in companies with market capitalizations within the range of the market capitalizations of the companies included in the S&P 500 Index. As of March 31, 2006, the market capitalization of the S&P 500 Index ranged from $815 million for the smallest company to $371.6 billion for the largest company."

           2. Comment: In the description of the principal investment strategies of the Growth Fund, it states that "INTECH does not manage a strategy based on exploiting inefficiencies in the market by attempting to predict alpha, but rather capitalizes on the natural volatility of stock prices in order to build a portfolio with market-like risk, but the potential for above market returns". The Staff does not believe that this statement is written in plain English that can be understood by all shareholders. Please define "alpha" or use other terminology that will be understood by all shareholders.

               Response:   The  Registrant  has  deleted  the   above-referenced
               disclosure from the Principal Investment Strategies section.

           3. Comment: In the description of the principal investment risks of the Growth Fund, it states that "Sector Risk" is a principal risk of investing in the Fund. However, the description of the Fund's investment strategy does not indicate that the portfolio manager makes substantial sector bets. Does the portfolio manager intend to make substantial sector bets? If the portfolio manager intends to make substantial bets in a particular sector, consider specifying the sectors in which the Fund will have significant exposure, and the specific risks of investing in such sectors.

                Response: The money manager of the Growth Fund has no current intention to make substantial bets in a particular sector. As discussed in the Fund's Principal Investment Strategies section, the Fund's money manager evaluates risk relative to the Fund's benchmark index, and seeks to minimize the risk of significant underperformance relative to the benchmark index. Consequently, during periods when the constituency of the Fund's benchmark index is weighted in favor of a particular market sector, the Fund also may be heavily invested in that sector. The Fund's benchmark index can be significantly different in terms of sector weighting than a broad market index, for instance the S&P 500 Index or the Dow Jones Wilshire 5000. Accordingly, the Registrant includes "Sector Risk" as a principal risk of investing in the Growth Fund.

           4. Comment: Consider adding a discussion of "Style Risk", the risk of investing in growth stocks, as a principal risk of investing in the Growth Fund and in other Accessor Funds (such as the Value Fund), as appropriate.

                Response: The Fund has added the following disclosure to the Principal Investment Risks section for the Growth Fund and the Value Fund, respectively:
                      "Growth Stocks. Growth stocks may be more sensitive to changes in current or expected earnings than other stocks. The market prices of companies believed to have good prospects for revenues and earnings growth tend to reflect those expectations. When it appears those expectations will not be met, the prices of these securities typically fall. "

                      "Value Stocks. Although the Fund invests in securities that the Money Manager believes to be undervalued, such securities may, in fact, be appropriately priced. There is no guarantee that the price of a security believed to be undervalued will not decline. In addition, the markets may favor growth stocks over stocks that are undervalued."

           5. Comment: Consider adding a discussion of "Manager Risk", the risk that the money manager may select stocks that do not perform well, as a principal risk of investing in the Growth Fund and in other Accessor Funds, as appropriate.

               Response: The Fund has added the following disclosure to the Principal Investment Risks section for each Accessor Fund:

                      "Management Risk. The strategy that the Money Manager uses may fail to produce the intended result or the Money Manager's judgment about the attractiveness of a particular sector or security may prove to be incorrect."

           6. Comment: Please provide a clear statement of the Value Fund's investment strategy with respect to market capitalization. For example, state that "the Value Fund invests primarily in large cap securities", if that is the case, and define "large cap securities". Alternatively, if the Value Fund invests in securities without regard to their market capitalization, include a statement to that effect.

               Response: The Registrant has amended the Principal Investment Strategies section to include the following statements:

                      "MARKET CAPITALIZATION: The Value Fund may invest in securities without regard to their market capitalization. The Fund does, however, generally invest in companies with market capitalizations within the range of the market capitalizations of the companies included in the S&P 500 Index. As of March 31, 2006, the market capitalization of the S&P 500 Index ranged from $815 million for the smallest company to $371.6 billion for the largest company."

           7. Comment: In the description of the principal investment strategies of the Value Fund, it states that the Value Fund "may also engage in various portfolio strategies (for example, futures) to reduce certain risks of its investments and to enhance income, but not for speculation." The Small to Mid Cap Fund makes a similar statement in the description of its investment strategy, Consider whether the Accessor Funds that discuss investment in futures or other derivative instruments in their principal investment strategies should add disclosure regarding such investment in futures to the descriptions of their principal investment risks.

                Response: Investment in futures or other derivative instruments is not a principal investment strategy of any of the Accessor Funds. Accordingly, the Registrant does not discuss investment in futures in the Funds' principal investment risks section. However, the Registrant includes a discussion of the risks of options and futures transactions in the Securities and Risks section of the prospectus.

          8. Comment: In the description of the principal investment strategies of the International Equity Fund, it states that the International Equity Fund "normally intends to maintain investments in at least three different countries outside the United States, so that the Fund's investments are diversified among a number of countries throughout the world." It is the Staff's position that a fund with "International" in its name must invest in significantly more than three countries (and approximately 10 countries at a minimum) in order to diversify its investments among a number of countries throughout the world in accordance with footnote 42 to the Commission's release adopting Rule 35d-1. Please confirm that the Fund's investments are diversified among at least 10 countries. Please revise the Fund's investment strategy to state that "the Fund intends to diversify investment among [number of countries] countries throughout the world", or that "the Fund is currently invested in [ ] number of countries throughout the world". Alternatively, please state that the Fund intends to invest in a number of countries comparable to the number of countries represented in the Fund's benchmark index.

               Response: The Registrant has amended the Principal Investment Strategies section to include the following statement:

                    "The Fund normally intends to diversify its investments among at least 10 countries throughout the world."

           9. Comment: In the discussion of "Bond Market Volatility" as a principal risk of investing in the High Yield Bond Fund, it states that "in general, the price of a debt security falls when interest rates rise and rises when interest rates fall". Please delete "and rises when interest rates fall" from this statement because, while true, this statement does not constitute risk disclosure.

                Response:  The Registrant has made the requested deletion.

           10. Comment: The description of the principal investment strategies of the Intermediate Fixed-Income Fund does not include the Fund's policy with respect to the maturity of instruments in which the Fund invests. The Staff believes that maturity should be included in a discussion of the Fund's principal investment strategies. The Staff notes that the Fund states in the Statement of Additional Information that it has a dollar weighted maturity of 3-10 years. Please add this information to the description of the Intermediate Fixed-Income Fund's principal investment strategies.

                Response: The Registrant respectfully submits that, as described in the Fund's principal investment strategy, the Fund's money manager takes into account the duration of instruments in which the Fund invests; the Fund's money manager does not manage the Fund's investments to the maturity of such instruments. The Registrant believes that duration is a better indicator of an instrument's risk and sensitivity to interest rates than maturity. Accordingly, the Registrant does not believe it is appropriate to add disclosure regarding the dollar weighted maturity of the Fund to the description of the Fund's principal investment strategies because maturity is not a principal consideration in the management of the Fund.

           11. Comment: The description of the principal investment strategies of the Short Intermediate Fixed-Income Fund does not include the Fund's policy with respect to the maturity of instruments in which the Fund invests. The Staff believes that maturity should be included in a discussion of the Fund's principal investment strategies. The Staff notes that the Fund states in the Statement of Additional Information that it has a dollar weighted maturity of 1-6 years. Please add this information to the description of the Short Intermediate Fixed-Income Fund's principal investment strategies.

                Response: The Registrant respectfully submits that, as described in the Fund's principal investment strategy, the Fund's money manager takes into account the duration of instruments in which the Fund invests; the Fund's money manager does not manage the Fund's investments to the maturity of such instruments. The Registrant believes that duration is a better indicator of an instrument's risk and sensitivity to interest rates than maturity. Accordingly, the Registrant does not believe it is appropriate to add disclosure regarding the dollar weighted maturity of the Fund to the description of the Fund's principal investment strategies because maturity is not a principal consideration in the management of the Fund.

           12. Comment: In the discussion of "Bond Market Volatility" as a principal risk of investing in the Short Intermediate Fixed-Income Fund, an explanation of the risk of changes in interest rates is not included, as compared to the discussion of "Bond Market Volatility" with respect to the High Yield Bond Fund, for example. Please add an explanation of the risk of changes in interest rates to the risk disclosure for the Short Intermediate Fixed-Income Fund.

                Response: The Registrant has added the following statement as the second sentence of its discussion of "Bond Market Volatility" for the Short Intermediate Fixed-Income Fund:

                    "In general, the price of a debt security falls when interest rates rise."

           13. Comment: Consider whether to include a discussion of "Credit Risk" as a risk of investing in the Mortgage Securities Fund.

                Response: The Registrant has added the following discussion of "Credit Risk" to the Principal Investment Risks section of the Mortgage Securities Fund:

                      "Credit Risk. Credit risk is the possibility that an issuer will fail to make timely payments of interest or principal."

           14. Comment: In the description of the principal investment strategies of the Income Allocation Fund, it states that the Fund maintains a current asset allocation target of approximately 65% in fixed income Underlying Funds and 35% in money market Underlying Funds. However, the table included in the principal investment strategies section states that such targets are 75% and 25%, respectively. Please ensure that the descriptions of the asset allocation targets for the Income Allocation Fund are consistent.

                Response: The Registrant will ensure that the descriptions of the asset allocation targets for each Accessor Allocation Fund is correct in both the text and table of each Fund's principal investment strategies section.

           15. Comment: The Principal Investment Strategies sections for each Allocation Fund identify the Underlying Funds in which each Allocation Funds invest, but do not describe the types of investments in which such Underlying Funds invest. Consider providing for each Allocation Fund a concise description of the type of investments in which the Underlying Funds invest.

                Response: The Registrant notes that the names of the Underlying Funds identified for each Accessor Allocation Fund are sufficiently descriptive of the types of securities in which the Underlying Funds, and therefore the Allocation Funds, invest. The Registrant also notes that the principal investment strategies of each Underlying Fund are fully described in the prospectus in the principal investment strategy section for each such Underlying Fund. The Registrant respectfully submits that no additional disclosure is necessary.

           16. Comment: In the description of the principal investment strategies of the Income & Growth Allocation Fund, it states that the Fund maintains a current asset allocation target of approximately 30% in equity Underlying Funds, 50% in fixed income Underlying Funds and 20% in money market Underlying Funds. However, the table included in the Principal Investment Strategies section states that such targets are 30%, 55% and 15%, respectively. Please ensure that the descriptions of the asset allocation targets for the Income & Growth Allocation Fund are consistent.

                Response: The Registrant will ensure that the descriptions of the asset allocation targets for each Accessor Allocation Fund is correct in both the text and table of each Fund's principal investment strategies section.

           17. Comment: The introduction to the Performance section for the Class A and Class C shares of the Income & Growth Allocation Fund states that "the average annual total return figures shown have been adjusted to reflect differences in distribution fees". It is the Staff's understanding that Class A and Class C have been in operation for more than one year, and therefore this statement is no longer appropriate and should be deleted.

                Response:  The Registrant has made the requested deletion.

       B.  Fund Expenses

          The following comment applies to the Fund Expenses section of the Funds' Prospectuses:

           18. Comment: The expense example for the Underlying Funds includes the footnote: "the Money Manager for the Value Fund has voluntarily agreed to waive part of its management fee for fiscal year 2005." Please confirm if this statement will apply for the fiscal year 2006 and update accordingly.

                Response: The Registrant has confirmed that this statement will not apply for the fiscal year 2006, and accordingly, has been deleted.

       C.  Securities and Risks

          The following comment applies to the Securities and Risks section of the Funds' Prospectuses:

           19. Comment: The Securities and Risks section of the Funds' Prospectuses state that "Foreign Exposure" is a principal risk for all Accessor Funds except the U.S. Government Money Fund. However, "Foreign Exposure" is not included in the description of all of the Funds' Principal Investment Risks. Please revise the discussion of "Foreign Exposure" to refer to only those Funds for which "Foreign Exposure" is identified as a principal risk of investment.

                Response: The Registrant has revised the discussion of "Foreign Exposure" to identify "Foreign Exposure" as a principal risk of investment for the International Fund and each Allocation Fund except the Income Allocation Fund.

       D.  Management, Organization and Capital Structure

          The following comments apply to the Management, Organization and Capital Structure section of the Funds' Prospectuses:

           20. Comment: Please disclose each portfolio manager's length of service with respect to the Fund he or she manages in accordance with Item 5(a)(2) of Form N-1A.

                Response: The Registrant has revised the disclosure as necessary to include a discussion of each portfolio manager's length of service with respect to the Fund he or she manages.

           21. Comment: Please disclose each portfolio manager's business experience during the past five years, including any changes in a portfolio manager's specific position at a money manager, in accordance with Item 5(a)(2) of Form N-1A.

                Response: The Registrant has revised the disclosure as necessary to include a discussion of each portfolio manager's business experience during the past five years.

           22. Comment: For each Fund managed by a team of portfolio managers, please clarify the role of each team member in making investment decisions by providing a description of each portfolio manager's role on the team, including a description of any limitations on the portfolio manager's role and the relationship between the portfolio manager's role and the roles of other portfolio managers who have responsibility for the day-to-day management of the Fund's portfolio, in accordance with Item 5(a)(2) of Form N-1A.

                Response: For each Fund managed by a team of portfolio managers, the Registrant has revised the disclosure as necessary to clarify the role of each team member in making investment decisions by providing a description of each portfolio manager's role on the team.

           23. Comment: The inclusion of the word "effective" in the second sentence on page 51 of the Funds' prospectus appears to be a typographical error. Please correct this typographical error.

                Response:  The Registrant has made the requested deletion.

           24. Comment: Please update the reference to the phone number of the Public Reference Section of the Commission on the back cover of the prospectus to read: (202) 441-8090.

                Response:  The Registrant has made the requested revision.

       E.  Statement of Additional Information

          The  following  comments  apply to the Funds'  Statement of Additional
          Information:

           25. Comment: Foreign Currency Transactions- A fund is required to provide asset coverage for various obligations so it does not create a senior security. The Staff is concerned that when funds enter into currency contracts, they are not segregating sufficient assets to cover their obligations with respect to such currency contracts. The Staff takes the position that when a fund enters into a foreign currency contract under which it could be required to deliver the underlying obligation, such as certain exchange-traded contracts, then the fund must segregate the current fair market value of its possible obligation. In contrast, if a foreign currency contract requires delivery of the net of the fund's and counterparty's positions under the contract, and does not require delivery of the underlying obligation, as in certain over-the-counter contracts, then the fund is only required to segregate the amount for which it has exposure. Please confirm to us in your response letter how the Funds segregate assets with respect to their foreign currency transactions.

                Response: The Registrant is in discussions with its custodian and its fund accountant to ensure that assets are segregated in accordance with regulatory requirements and the above-described Staff advisory with respect to the Accessor Funds' foreign currency transactions.

           26. Comment: The discussion of the Board of Directors' considerations in approving the money manager agreements included in the Statement of Additional Information provided for the Staff's review includes conclusory statements. Item 22(d)(6) of Form N-1A states that conclusory statements or a list of factors will not be considered sufficient disclosure. The discussion of the Board of Directors' considerations in approving the money manager agreements included in the Funds' Annual Report must relate the factors considered by the Board of Directors to specific circumstances.

                Response: The Registrant notes the Staff's comments and will consider them when drafting the discussion of the Board's considerations in approving the manager and money manager agreements for future annual and semi-annual reports.

           27. Comment: The information presented regarding the other accounts managed by the Funds' portfolio managers is provided on a money manager by money manager basis rather than on a portfolio manager by portfolio manager basis. Where a money manager employs a team of portfolio managers to manage a Fund, please confirm that each team of portfolio managers manages the same accounts, or provide separate tables for each portfolio manager presenting information regarding the other accounts managed by the individual portfolio manager.

                Response: The Registrant has revised the disclosure regarding the other accounts managed by the Funds' portfolio managers to include separate tables for each portfolio manager presenting information regarding the other accounts managed by the individual portfolio manager, or to indicate, where a single table is provided presenting information regarding the other accounts managed by the team of portfolio managers, that the team of portfolio managers manages the same accounts.

           28. Comment: Please confirm that the information presented regarding the other accounts managed by the Funds' portfolio managers is updated as of December 31, 2005.

                Response: The Registrant confirms that the information presented regarding the other accounts managed by the Funds' portfolio managers has been updated as of December 31, 2005.

           29. Comment: The disclosure with respect to the compensation structure for the portfolio managers employed by INTECH states that the "portfolio managers receive a fixed annual salary paid by INTECH which is not directly based on the performance of the assets of the Fund or other accounts" This suggests that the portfolio managers are indirectly compensated based on performance of the Fund or other accounts. Item 15(b) of Form N-1A requires that for each type of compensation, the criteria on which that type of compensation is based, such as whether it is based on Fund pre- or after-tax performance over a certain type period, must be described with specificity. If compensation is based solely or in part on performance, any benchmark used to measure performance must be identified and the length of the period over which performance is measured must be stated. Please confirm that the disclosure regarding each Fund's portfolio managers complies with Item 15(b) of Form N-1A.

                Response: The Registrant has revised the disclosure to comply with Item 15(b) of Form N-1A, including a description of the criteria on which each type of compensation received by the Funds' portfolio managers is based, an identification of the benchmark used to measure performance, and a statement of the length of the period over which performance is measured.

           30. Comment: Please confirm that the Funds list the principal types of activities for which payments are or will be made under the Funds' Rule 12b-1 Plan, including the dollar amount and the manner in which amounts paid by each Fund under the Plan during the last fiscal year were spent, in accordance with Item 14(g)(1) of Form N-1A.

                Response: The Registrant has revised the disclosure to comply with Item 14(g)(1) of Form N-1A, and has included a list of the principal types of activities for which payments are or will be made under the Funds' Rule 12b-1 Plan, and the dollar amount and the manner in which amounts paid by each Fund under the Plan during the last fiscal year were spent.

           31. Comment: Please confirm that the Accessor Funds' audited financial statements for the fiscal year ended December 31, 2005 are incorporated by reference to the Funds' Registration Statement on Form N-1A.

                Response: The Registrant confirms that the Accessor Funds' audited financial statements for the fiscal year ended December 31, 2005 are incorporated by reference to the Funds' Registration Statement on Form N-1A.

           32. Comment: The Staff noted the signature page included as part of the Funds' Post-Effective Amendment Number 38 to its Registration Statement on Form N-1A incorrectly preceded Part C. The Staff asked that the Registrant ensure that the signature page is included in the proper place in its next filing.

                Response: The Registrant will ensure that Post-Effective Number 39 to its Registration Statement on Form N-1A is compiled correctly.

           33. Comment: The Staff asked that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments.

          Response: Attached is a letter from the Registrant to the Commission that contains the requested acknowledgments.

                                                              * * * * * *

         We hope that this letter addresses your comments with respect to the Registration Statements. Please call the undersigned at (617) 951-8458 or Toby
R. Serkin at (617) 951-8760 with any questions relating to this filing.

                                                     Sincerely,


                                                      /s/Jeremy B. Kantrowitz
                                                     Jeremy B. Kantrowitz

cc:      Christine Stansbery
         Roger P. Joseph
         Toby R. Serkin

                             Accessor Funds, Inc.
                          1420 Fifth Avenue, Suite 3600
                            Seattle, Washington 98101

                                                                May 1, 2006
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:      Accessor Funds (File Nos. 33-41245 and 811-3313)

Ladies and Gentlemen:

         As requested by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with its review of Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A filed by Accessor Funds, Inc. (the "Registrant"), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

 (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

                                   Accessor Funds, Inc.

                                          By:  /s/ J. Anthony Whatley III
                                               --------------------------
                                          Name:      J. Anthony Whatley III
                                          Title:     President